Contact

www.linkedin.com/in/simina-farcasiu-93a6988 (LinkedIn)

Top Skills

Private Equity
Investment Banking
Due Diligence

Simina Farcasiu

Co-Founder, CFO at Jetoptera, Inc
Austin, Texas, United States

Experience

Jetoptera, Inc.
Co-Founder, CFO
June 2015 - Present (10 years 11 months)
Edmonds, WA

www.jetoptera.com

Energy Finance Partners, LLC
Managing Partner
2015 - Present (11 years)
Austin, TX

Lower48 Analytics, Inc.
CEO and Founder
2017 - Present (9 years)
Austin, TX

www.lower48.com

Belstar Management Company
Chief Investment Officer
2009 - December 2024 (15 years)

Bear Stearns Asset Management
Portfolio Manager
2006 - 2009 (3 years)

Silverback Asset Management
Chief Portfolio Strategist
2002 - 2005 (3 years)

Bear Stearns
SMD
1999 - 2002 (3 years)

Merrill Lynch

Managing Director, Equity Dept
1993 - 1999 (6 years)

Credit Suisse
Vice President
1985 - 1993 (8 years)

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Education

Princeton University
AB · (1979 - 1983)